Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Healthcare Trust, Inc.

We consent to the incorporation by reference in the registration statement (No. 333-197802) on Form S-3 of Healthcare Trust, Inc. of our report dated March 20, 2017, with respect to the consolidated balance sheets of Healthcare Trust, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the three-year period ended December 31, 2016 and the related 2016 financial statement schedule III, which report appears in the December 31, 2016 annual report on Form 10-K of Healthcare Trust, Inc. and subsidiaries.

/s/KPMG LLP

Chicago, Illinois

March 20, 2017